EXHIBIT 1

                                   [Desc Logo]

                             NOTICE TO SHAREHOLDERS


                               DESC, S.A. DE C.V.

The Annual General Ordinary and Extraordinary Shareholders Meeting of DESC, S.A. de C.V., held on April 25, 2002, declared a cash dividend in the amount of 29 Mexican cents per currently outstanding share, payable in four quarterly installments on July 2002, October 2002, January 2003 and April 2003, for the equivalent of 7.25 Mexican cents per share.

The shareholders may receive the fourth and last installment of said dividend, equal to 7.25 Mexican cents per share, beginning on April 9, 2003, at the offices of the corporation located at Paseo de los Tamarindos 400-B, 27th Floor, Col. Bosques de las Lomas, 05120, Mexico, D.F., against delivery of coupon 19 of the presently outstanding certificates. Shareholders whose shares are deposited in credit institutions or brokerage firms shall receive their dividends through said institutions or brokerage firms.

Such dividend comes from the Consolidated Net Tax Profit Account ("Cuenta de Utilidad Fiscal Neta Consolidada") of the Corporation. Individuals ("personas fisicas") residents in Mexico are advised that they must accumulate to their income any dividends received, according to the provisions set forth in Article 165 of the Mexican Federal Income Tax Law ("Ley del Impuesto Sobre la Renta").


                 Mexico City, Federal District, March 27 , 2003.


                                      /s/ Ernesto Vega Velasco

                                      Ernesto Vega Velasco

                                      Secretary of the Board of Directors





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